EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED MARCH 31, 2023

WINNIPEG, CANADA – (May 26, 2023) Medicure Inc. (“Medicure” or the “Company”) (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended March 31, 2023.

Quarter Ended March 31, 2023 Highlights:

•	Recorded total net revenue of $5.6 million during the quarter ended March 31, 2023 compared to $5.7 million for the quarter ended March 31, 2022 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $2.7 million during the quarter ended March 31, 2023 compared to $2.8 million for the quarter ended March 31, 2022 and;

•	Recorded total net revenue from the sale of ZYPITAMAG® of $640,000 during the quarter ended March 31, 2023 compared to $1.1 million for the quarter ended March 31, 2022 and;

•	Recorded total net revenue from the Marley Drug business of $2.3 million during the quarter ended March 31, 2023 compared to $1.9 million for the quarter ended March 31, 2022 and;

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2023 was $916,000 compared to adjusted EBITDA of $1.2 million for the quarter ended March 31, 2022 and;

•	Net income for the quarter ended March 31, 2023 was $290,000 or $0.03 per share compared to net income of $482,000 or $0.05 per share for the quarter ended March 31, 2022.

Financial Results

The modest decrease in AGGRASTAT® revenues when compared to the same period in the previous year, as described above, is the result of a decrease in the volume of AGGRASTAT® sold in 2023 when compared to 2022, in conjunction with an increase in wholesaler fees.

The royalty obligations related to AGGRASTAT® are now fulfilled and are no longer due.

ZYPITAMAG® contributed $640,000 of revenue for the quarter ended March 31, 2023 compared to $1.1 million for the quarter ended March 31, 2022. The decrease in revenue is primarily as a result of increased fees to wholesalers and pharmacy benefit managers.

The Marley Drug business contributed $2.3 million of revenue for the quarter ended March 31, 2023 compared to $1.9 million for the quarter ended March 31, 2022. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG. The increase in revenue is a result of increased sales through its e-commerce platform, including increased sales of ZYPITAMAG.

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Adjusted EBITDA for the quarter ended March 31, 2023 was $916,000 compared to $1.2 million for the quarter ended March 31, 2022. Decreased adjusted EBITDA for the quarter ended March 31, 2023 resulted from higher selling and research and development expenses, partially offset by increased Marley Drug revenue and reduced general and administrative expenses.

Net income for the quarter ended March 31, 2023 was $290,000 or $0.03 per share compared to net income of $482,000 or $0.05 per share for the quarter ended March 31, 2022. The main factors contributing to the decrease in net income recorded for the quarter ended March 31, 2023 were higher selling and research and development expenses, partially offset by increased Marley Drug revenue and reduced general and administrative expenses.

At March 31, 2023, the Company had unrestricted cash totaling $4.9 million, equal to $4.9 million of unrestricted cash held as of December 31, 2022. Cash flows from operating activities for the quarter ended March 31, 2023 was $173,000 compared to cash used in operating activities of $736,000 for the period ended March 31, 2022.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as “earnings before interest, taxes, depreciation, amortization and other income or expense” and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms “EBITDA” and “Adjusted EBITDA”, as it relates to the three months and year ended December 31, 2022 and 2021 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure’s Q1 2023 Results

Call date:  Monday, May 29, 2023

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International:  1 (973) 528-0011

Participant Access Code: 408939

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster4.com/Webcast/Page/2965/48501

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You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company’s website.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. (“Marley Drug”), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To receive investor and business updates from Medicure, please fill out this form click here to be added to Medicure’s e-mail list.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its current Form 20F.

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AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$4,927	$4,857
Accounts receivable	6,206	5,635
Inventories	2,776	3,221
Prepaid expenses	930	1,134
Total current assets	14,839	14,847
Non‑current assets:
Property and equipment	1,076	1,187
Intangible assets	10,208	10,624
Goodwill	3,174	3,177
Other assets	63	63
Total non‑current assets	14,521	15,051
Total assets	$29,360	$29,898
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,445	$7,128
Current portion of royalty obligation	68	179
Current portion of acquisition payable	677	677
Current income taxes payable	60	60
Current portion of lease obligation	350	346
Total current liabilities	7,600	8,390
Non‑current liabilities
Lease obligation	427	503
Total non‑current liabilities	427	503
Total liabilities	8,027	8,893
Equity:
Share capital	80,941	80,917
Contributed surplus	10,515	10,476
Accumulated other comprehensive income	(5,483)	(5,458)
Deficit	(64,640)	(64,930)
Total Equity	21,333	21,005
Total liabilities and equity	$29,360	$29,898

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Consolidated Statements of Net Income and Comprehensive  Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2023	2022

Revenue, net	$5,628	$5,716
Cost of goods sold	1,832	1,691
Gross profit	3,796	4,025

Expenses
Selling	2,038	1,692
General and administrative	906	1,312
Research and development	526	345
	3,470	3,349
Finance costs:
Finance expense, net	5	19
Foreign exchange loss, net	24	133
	29	152
Net income before income taxes	$297	$524

Income tax expense	(7)	(42)

Net income	$290	$482
Other comprehensive loss:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(25)	(169)
Other comprehensive loss, net of tax	(25)	(169)
Comprehensive income	$265	$313

Income per share
Basic	$0.03	$0.05
Diluted	$0.03	$0.05

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2023	2022
Cash (used in) provided by:
Operating activities:
Net income for the period	$290	$482
Adjustments for:
Current income tax expense	7	42
Amortization of property, plant and equipment	107	107
Amortization of intangible assets	434	368
Share‑based compensation	49	17
Finance expense, net	5	19
Unrealized foreign exchange loss	24	133
Change in the following:
Accounts receivable	(581)	(1,433)
Inventories	430	(129)
Prepaid expenses	201	73
Accounts payable and accrued liabilities	(796)	(396)
Other assets	-	(29)
Interest received (paid), net	10	10
Income taxes paid	(7)
Cash flows (used) from in operating activities	173	(736)
Investing activities:
Acquisition of intangible assets	(27)	(47)
Cash flows used in investing activities	(27)	(47)
Financing activities:
Repayment of lease liability	(76)	(79)
Cash flows used in financing activities	(76)	(79)
Foreign exchange loss on cash held in foreign currency	-	(35)
Increase (decrease) in cash and cash equivalents	70	(897)
Cash and cash equivalents, beginning of period	4,857	3,694
Cash and cash equivalents, end of period	$4,927	$2,797

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